UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2020

Commission File Number:  000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

3500 – 1055 Dunsmuir Street PO Box 49114 Vancouver BC V7X1H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description	Date
99.1	News Release, Avricore Health Closes $626,000 First Tranche of Financing	November 13, 2020
99.2	Material Change Report	November 13, 2020
99.3	News Release, Avricore Health’s HealthtabTM Endorsed by Ontario Pharmacists Association for Real-Time Coved-19 Data Reporting in Community Pharmacies	November 23, 2020
99.4	News Release, Correction – Avricore Health Closes $626,000 First Tranche of Financing	November 24, 2020
99.5	Interim financial statements for the three and nine months ended September 30, 2020	November 30, 2020
99.6	Management’s Discussion and Analysis, September 30, 2020	November 30, 2020
99.7	CEO Certification	November 30, 2020
99.8	CFO Certification	November 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2021	AVRICORE HEALTH INC.

By: /s/ Kiki Smith
Kiki Smith
Chief Financial Officer